UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 4, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200
West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Termination of Chief Technology Officer

As of April 24, 2026, Gary Roshak has been terminated from his position of Chief Technology Officer of Naqi Logix Inc. (the “Company), but will continue as a Board Member. The Company will not seek to replace the Chief Technology Officer position at this time, but will continue ongoing assessments of its team composition and structure, and bring on relevant team members as needed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer

Date: May 4, 2026

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